                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              E.DIGITAL CORPORATION
                     (formerly Norris Communications, Inc.)
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   26841Y103
                                 (CUSIP NUMBER)

                                 Jerry E. Polis
                        980 American Pacific Drive, #111
                             Henderson, Nevada 89014
                                 (702) 734-1888
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 1999
                  (Date of Event which Requires this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 * the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 2 of 8




CUSIP No. 26841Y103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               DAVRIC CORPORATION
               88-0140229

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      a [X]
                      b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                      WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(a)              [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Nevada

7.  SOLE VOTING POWER
               4,500,000 (consists of shares issuable upon exercise of warrants)

8.  SHARED VOTING POWER
               -0-

9.  SOLE DISPOSITIVE POWER
               4,500,000 (consists of shares issuable upon exercise of warrants)

10. SHARED DISPOSITIVE POWER
               -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,500,000 (consists of shares issuable upon exercise of warrants)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.3%

14. TYPE OF REPORTING PERSON*
               CO

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 3 of 8

CUSIP No. 26841Y103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               JERRY E. POLIS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      a [X]
                      b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                      PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(a)              [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States

7.  SOLE VOTING POWER
               37,500

8.  SHARED VOTING POWER
               5,529,422 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant and 634,422 shares issuable upon conversion of Preferred Stock)

9.  SOLE DISPOSITIVE POWER
               37,500

10. SHARED DISPOSITIVE POWER
               5,529,422 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant and 634,422 shares issuable upon conversion of Preferred Stock)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,566,922

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.3%

14. TYPE OF REPORTING PERSON*
               IN

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 4 of 8

CUSIP No. 26841Y103

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CHARLOTTE O. POLIS

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      a [X]
                      b [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                      PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(a)              [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States

7.  SOLE VOTING POWER
               -0-

8.  SHARED VOTING POWER
               5,529,422 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant and 634,422 shares issuable upon conversion of Preferred Stock)

9.  SOLE DISPOSITIVE POWER
               -0-

10. SHARED DISPOSITIVE POWER
               5,529,422 (Includes 4,500,000 shares which may be acquired by Davric upon exercise of warrant and 634,422 shares issuable upon conversion of Preferred Stock)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,529,422

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
               Excludes 37,500 shares held in spouses individual retirement account.

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.2%

14. TYPE OF REPORTING PERSON*
               IN

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 5 of 8

ITEM 1.     SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of e.Digital Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13114 Evening Creek Drive South, San Diego, California 92128.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being jointly filed by: (a) Davric Corporation, a Nevada corporation ("Davric") and (b) Jerry E. Polis and Charlotte O. Polis, husband and wife, their family trust and Mr. Polis' individual retirement account, ((a) and (b) collectively, the "Reporting Persons"), to report a transaction in which Davric participated in a private offering of 15% Promissory Notes ("Notes") of the Issuer and in connection therewith acquired warrants to purchase up to 4,500,000 shares of Common Stock. This offering is more fully described in the Issuer's quarterly report on Form 10-QSB for the quarter ended December 31, 1998 as filed on February 12, 1999.

Davric is a Nevada corporation with its principal place of business located at 980 American Pacific Drive, Suite 111, Henderson, Nevada 89014. Davric was formed in 1973 and is engaged primarily in real estate and other investments. Davric is owned 100% by Mr. Polis. The name, business address, and present principal occupation of each of the members of the Board of Directors and each officer of Davric is set forth as follows:

Name and Business Address          Position With Davric        Principal Occupation
-------------------------          --------------------        --------------------
Jerry E. Polis                     President, Secretary and    President of Davric and private
980 American Pacific Drive, #111   sole Director               investor
Henderson, Nevada 89014

Mr. Polis is principally employed as President of Davric and as a private investor. Mrs. Polis is a private investor. They are each trustees and initial beneficiaries of the Jerry E. Polis Family Trust. Their business address is the same as the address of Davric.

During the last five years, neither Davric, nor to the best of its knowledge, any member of the Board of Directors or officer of Davric listed above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

During the last five years, neither Mr. or Mrs. Polis have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws. Mr. and Mrs. Polis are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a 15% Subordinated Promissory Note and Warrant Purchase Agreement dated as of January 22, 1999 between the Issuer and Davric (the "Purchase Agreement"), Davric purchased from the Issuer a 15% subordinated promissory note due December 31, 1999 in the aggregate principal amount of $450,000 (the "Note") and warrants for the purchase of an aggregate of 4,500,000 shares of Common Stock, for an exercise price of $0.10 per share until June 30, 2000 (the "Warrants"). The aggregate purchase price for the Note and Warrants was paid by Davric in December 1998 and January 1999 for an aggregate of $450,000, no separate value was assigned to the Warrants. The funds used to make such purchase came from the working capital of Davric. Davric obtains working capital from its shareholder, from accumulated profits and from time to time borrows funds from banks or independent investors.

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 6 of 8

ITEM 4.     PURPOSE OF TRANSACTION.

Davric has acquired the Note and the Warrant for investment purposes. The Board of Directors of Davric may consider authorizing future purchases of securities if it believes the price is attractive. Davric may consider future disposition of securities if it can realize an attractive profit. Davric is not a party to and does not presently have any plans or proposals which relate to or would result in extraordinary corporate transactions with respect to the Issuer or material changes in the policies, business or organizational structure of the Issuer. Davric may consider all options for future actions as may be in its interests.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)    (i) On the date of this Statement, the aggregate number of shares of
           Common Stock of which Davric may be deemed a beneficial owner is 4,500,000 (approximately 5.3% of the Common Stock outstanding according to the latest quarterly report filed by the Issuer). This computation includes 4,500,000 shares reserved for issuance upon exercise of the Warrants held by Davric.

      (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Polis may be deemed to be beneficial owners is 5,566,922 (approximately 6.3% of the Common Stock outstanding). This amount includes 4,500,000 shares of Common Stock issuable to Davric upon exercise of the Warrants held by Davric, 634,422 shares of Common Stock issuable upon conversion of Preferred Stock held by the family trust, 395,000 shares of Common Stock held by the family trust and 37,500 shares of Common Stock held in Mr. Polis individual retirement account.

     (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mrs. Polis may be deemed a beneficial owner is 5,529,422 (approximately 6.2% of the Common Stock outstanding). This amount includes 4,500,000 shares of Common Stock issuable to Davric upon exercise of the Warrants held by Davric, 634,422 shares of Common Stock issuable upon conversion of Preferred Stock held by the family trust and 395,000 shares of Common Stock held by the family trust. Mrs. Polis disclaims beneficial ownership of 37,500 shares of Common Stock held in Mr. Polis individual retirement account.

      (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which the Reporting Persons may be deemed to be beneficial owners is 5,566,922 (approximately 6.3% of the Common Stock outstanding). This amounts includes 4,500,000 shares of Common Stock issuable to Davric upon exercise of the Warrants held by Davric, 634,422 shares of Common Stock issuable upon conversion of the Preferred Stock held by the family trust, 395,000 shares of Common Stock held by the family trust and 37,500 shares of Common Stock held in Mr. Polis individual retirement account.

(b)    (i) Davric directly owns no shares of Common Stock. Assuming the exercise of the Warrant on the date hereof, Davric would have sole voting power and sole dispositive power with respect to 4,500,000 shares of Common Stock.

      (ii) Mr. and Mrs. Polis share voting power and dispositive power over 395,000 shares of Common Stock held by the family trust (1,029,422 shares assuming conversion of the shares of Preferred Stock owned by the family trust).

     (iii) Mr. Polis has sole voting power and sole dispositive power over 37,500 shares of Common Stock held in his individual retirement account. Mrs. Polis disclaims any beneficial ownership of these shares.

      (iv) The Reporting Persons as a group do not have voting or dispositive power over shares of Common Stock other than individually as described above.

(c) Except as set forth herein, there have been no transactions in the Common Stock effected by the Reporting Persons or, to the best of their knowledge, any of the persons set forth above, during the 60 days preceding the date of this Statement. The following are transactions of the family trust and the individual retirement account in the open market during the last sixty days:

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 7 of 8

        Effected By          Transaction Date         Number of Common Shares      Price Per Share
        -----------          ----------------         -----------------------      ----------------
        Stock Sales:
        Mr. Polis            2/2/99                         20,000                     $0.21
        Mr. Polis            2/5/99                         12,500                     $0.25
        Mr. Polis            2/5/99                          5,000                    $0.255
        Mr. Polis            2/5/99                        100,000                    $0.275

(d) Except as set forth above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
               None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Statement of Joint Filing


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 1999

Davric Corporation


/s/ JERRY E. POLIS
Jerry E. Polis
President and Director

/s/ JERRY E. POLIS
Jerry E. Polis

/s/ CHARLOTTE O. POLIS
Charlotte O. Polis

                                                                    SCHEDULE 13D
                                                                  Initial Filing
                                                               February 18, 1999
                                                                     Page 8 of 8


                                   EXHIBIT #1
                            STATEMENT OF JOINT FILING

Pursuant to Reg.#240.13d-1(k)(1)(iii) of the Securities and Exchange Act of 1934, the foregoing Schedule 13D is filed on behalf of Davric Corporation, Jerry
E. Polis and Charlotte O. Polis.

February 18, 1999

Davric Corporation


/s/ JERRY E. POLIS
Jerry E. Polis
President and Director

/s/ JERRY E. POLIS
Jerry E. Polis

/s/ CHARLOTTE O. POLIS
Charlotte O. Polis